SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Mediation and Conciliation Chamber of the Federal Public Administration Rio de Janeiro, December 17, 2024, Centrais Elétricas Brasileiras S/A - Eletrobras informs, in continuation of the relevant facts disclosed by the Company on January 8, April 3, July 31 and December 5, 2024 and the market announcements disclosed on December 20, 2023, March 15, April 4, April 19, July 29, September 11 and September 18, 2024, that a joint petition was filed with the Federal Supreme Court requesting the extension, for 60 days, of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF) constituted “to attempt conciliation and a consensual and amicable solution between the parties”, according to the terms of the decision handed down by Minister Nunes Marques, rapporteur of Direct Action of Unconstitutionality (ADI) 7,385, as per attached document The Company reiterates that any decisions arising from the work at the CCAF will be submitted for approval by the Company's governance bodies, as provided for in its Bylaws and Law No. 6,404 of December 15, 1976, including its general meeting. The Company will keep the market informed on the matter, especially on the detailed terms of any possible conciliation between the parties. Eduardo Haiama Vice President of Finance and Investor Relations This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

His Excellency Min. Nunes Marques Rapporteur of Direct Action of Unconstitutionality No. 7385 The Attorney General of the Federal Government, in the exercise of his constitutional and legal prerogatives (articles 103, paragraph 3, and 131 of the Constitution, as well as article 4, item III, of Complementary Law No. 73/1993), and CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS, respectfully come to report and, in the end, request the following. 1. According to Your Excellency's decision, issued on September 18, 2024, in the proceedings of this Direct Action of Unconstitutionality No. 7,385/DF (electronic document No. 250), it was determined that conciliatory negotiations continue within the scope of the Federal Public Administration Mediation and Conciliation Chamber (CCAF) of the Attorney General's Office, as well as monitoring of the progress of the negotiations through proof of adjustments and stages covered. 2. In this sense, specific proof was determined: (i) of the commitment to resolving the issues articulated in this action; (ii) of the stages covered indicating the progress of the negotiations; and (iii) of the adjustments, even if partial, signed. 3. In compliance with the determinations of this Federal Supreme Court, several meetings were held between the Federal Governemnt represented by several sectoral bodies of the Federal and Indirect Public Administration, and Centrais Elétricas Brasileiras S/A - Eletrobras, with the purpose of achieving proactive and effective results for the consensual resolution of the controversy. 4. The various meetings held allowed the proposed adjustments to evolve in a consensual manner, as can be seen, including, from the relevant facts and communications published on the respective websites, which demonstrate a genuine engagement of the parties in favor of resolving the issues articulated in this direct action. 5. This negotiation dynamic aims to guarantee a legally secure, conclusive solution that meets the best principles of law and public interest. 6. With the evolution of the proposals at the negotiating table, the parties moved towards an understanding, already disclosed in a relevant fact by Eletrobras and reported on the AGU website, regarding the following points: • Full preservation of the provisions contained in art. 3, III, items "a" and "b", of Law No. 14,182, of July 12, 2021, and of arts. 6, 7 and 8 of the Company's Bylaws. • Establishment of vacancies for the Federal Government on the Company's Board of Directors and Fiscal Council. • Coordination of a possible divestment process by Eletrobras of its shareholding in Eletronuclear S.A. through the search for a new shareholder. • Definition of terms that may allow the review of the Investment Agreement entered into between the Company and Empresa Brasileira de

Participações em Energia Nuclear e Binacional S.A. - ENBPar, related to the Angra 3 Nuclear Power Plant project, considering the Company's interest in being released from the Agreement. • Maintenance of guarantees provided for financing contracted in favor of Eletronuclear S.A. prior to the privatization of the Company. 7. Once the last outstanding points have been defined, the parties will make their best efforts to draft the conciliation agreement, the effectiveness of which will depend on: (i) legal and regulatory authorizations by the Federal Government; (ii) approval of its terms by the Extraordinary General Meeting of Eletrobras shareholders, at which the Federal Government and shareholders linked to it will abstain from voting; and (iii) approval by the Supreme Federal Court. It is worth highlighting, as a demonstration of the parties' efforts to conclude the conciliation process in the coming days, that the aforementioned Extraordinary General Meeting, required to deliberate on the approval of the conciliation agreement by February 2025, must be called at least 30 days in advance, in order to comply with the legal deadlines and the complexity and relevance of the matter to be deliberated. 8. Considering the conclusive stage of the negotiations and the need to meet the deadlines required to comply with these suspensive conditions before the Eletrobras Ordinary General Meeting that will elect the new composition of its board of directors and fiscal councils, which must be convened in March 2025 and take place by the end of next April, it is necessary for the parties to file the conciliation term with the Supreme Federal Court, duly approved by its governance bodies, as explained above, still during the month of February 2025. For this reason, the parties, jointly, request an extension for another sixty days of the suspension of the processing of this direct action. Terms under which they await approval Brasilia, December 17, 2024 JORGE RODRIGO ARAÚJO MESSIAS Attorney General of the Federal Government ISADORA MARIA BELEM ROCHA CARTAXO DE ARRUDA General Secretary of Litigation Pela Eletrobras LUIS INÁCIO LUCENA ADAMS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.